SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

MAKO SURGICAL CORP.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

560879108

(CUSIP Number)

Daniel K. Turner III

3000 Sand Hill Road

Building 1, Suite 260

Menlo Park, CA 94025-7073

(650) 234-1200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 28, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 560879108

1.	Name of Reporting Persons Montreux Equity Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 2,086,285 (2)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 2,086,285 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,086,285 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 8.4% (3)

14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13D is filed by Montreux Equity Partners IV, L.P., a California limited partnership (“MEP IV”), Montreux IV Associates, LLC, a California limited liability company (“MA IV”), Montreux Equity Management IV, LLC, a California limited liability company (“MEM IV”) John Savarese M.D. (“Savarese”), Manish Chapekar (“Chapekar”), Howard D. Palefsky (“Palefsky”) and Daniel K. Turner III (“Turner” and together with MEP IV, MA IV and MEM IV, Savarese, Chapekar and Palefsky, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 1,623,876 shares held by MEP IV; (ii) a fully exercisable warrant to purchase 324,775 shares held by MEP IV; (iii) 114,695 shares held by MA IV; and (iv) a fully exercisable warrant to purchase 22,939 shares held by MA IV.  MEP IV and MA IV also hold warrants to purchase 95,382 and 6,737 shares respectively, fully exercisable upon the earlier of (A) the event of a certain qualified financing transaction as set forth in the Securities Purchase Agreement dated as of October 28, 2008, attached as Exhibit A or (B) December 31, 2009.  MEM IV serves as the sole general partner of MEP IV and the manager of MA IV and owns no securities of the Issuer directly.  Savarese, Chapekar, Palefsky and Turner are directors and/or members of MEM IV with voting and dispositive powers over the shares held by MEP IV and MA IV; however, they disclaim beneficial ownership of the shares held by MEP IV and MA IV except to the extent of his pecuniary interests therein.

(3) This percentage is calculated based upon 24,930,943 shares of Common Stock outstanding (as of October 31, 2008) as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2008.

CUSIP No. 560879108

1.	Name of Reporting Persons Montreux IV Associates, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 2,086,285 (2)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 2,086,285 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,086,285 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 8.4% (3)

14.	Type of Reporting Person (See Instructions) OO

(1) This Schedule 13D is filed by Montreux Equity Partners IV, L.P., a California limited partnership (“MEP IV”), Montreux IV Associates, LLC, a California limited liability company (“MA IV”), Montreux Equity Management IV, LLC, a California limited liability company (“MEM IV”) John Savarese M.D. (“Savarese”), Manish Chapekar (“Chapekar”), Howard D. Palefsky (“Palefsky”) and Daniel K. Turner III (“Turner” and together with MEP IV, MA IV and MEM IV, Savarese, Chapekar and Palefsky, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 1,623,876 shares held by MEP IV; (ii) a fully exercisable warrant to purchase 324,775 shares held by MEP IV; (iii) 114,695 shares held by MA IV; and (iv) a fully exercisable warrant to purchase 22,939 shares held by MA IV.  MEP IV and MA IV also hold warrants to purchase 95,382 and 6,737 shares respectively, fully exercisable upon the earlier of (A) the event of a certain qualified financing transaction as set forth in the Securities Purchase Agreement dated as of October 28, 2008, attached as Exhibit A or (B) December 31, 2009.  MEM IV serves as the sole general partner of MEP IV and the manager of MA IV and owns no securities of the Issuer directly.  Savarese, Chapekar, Palefsky and Turner are directors and/or members of MEM IV with voting and dispositive powers over the shares held by MEP IV and MA IV; however, they disclaim beneficial ownership of the shares held by MEP IV and MA IV except to the extent of his pecuniary interests therein.

(3) This percentage is calculated based upon 24,930,943 shares of Common Stock outstanding (as of October 31, 2008) as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2008.

CUSIP No. 560879108

1.	Name of Reporting Persons Montreux Equity Management IV, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 2,086,285 (2)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 2,086,285 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,086,285 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 8.4% (3)

14.	Type of Reporting Person (See Instructions) OO

(1) This Schedule 13D is filed by Montreux Equity Partners IV, L.P., a California limited partnership (“MEP IV”), Montreux IV Associates, LLC, a California limited liability company (“MA IV”), Montreux Equity Management IV, LLC, a California limited liability company (“MEM IV”) John Savarese M.D. (“Savarese”), Manish Chapekar (“Chapekar”), Howard D. Palefsky (“Palefsky”) and Daniel K. Turner III (“Turner” and together with MEP IV, MA IV and MEM IV, Savarese, Chapekar and Palefsky, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 1,623,876 shares held by MEP IV; (ii) a fully exercisable warrant to purchase 324,775 shares held by MEP IV; (iii) 114,695 shares held by MA IV; and (iv) a fully exercisable warrant to purchase 22,939 shares held by MA IV.  MEP IV and MA IV also hold warrants to purchase 95,382 and 6,737 shares respectively, fully exercisable upon the earlier of (A) the event of a certain qualified financing transaction as set forth in the Securities Purchase Agreement dated as of October 28, 2008, attached as Exhibit A or (B) December 31, 2009.  MEM IV serves as the sole general partner of MEP IV and the manager of MA IV and owns no securities of the Issuer directly.  Savarese, Chapekar, Palefsky and Turner are directors and/or members of MEM IV with voting and dispositive powers over the shares held by MEP IV and MA IV; however, they disclaim beneficial ownership of the shares held by MEP IV and MA IV except to the extent of his pecuniary interests therein.

(3) This percentage is calculated based upon 24,930,943 shares of Common Stock outstanding (as of October 31, 2008) as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2008.

CUSIP No. 560879108

1.	Name of Reporting Persons John Savarese

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 2,086,285 (2)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 2,086,285 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,086,285 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 8.4% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by Montreux Equity Partners IV, L.P., a California limited partnership (“MEP IV”), Montreux IV Associates, LLC, a California limited liability company (“MA IV”), Montreux Equity Management IV, LLC, a California limited liability company (“MEM IV”) John Savarese M.D. (“Savarese”), Manish Chapekar (“Chapekar”), Howard D. Palefsky (“Palefsky”) and Daniel K. Turner III (“Turner” and together with MEP IV, MA IV and MEM IV, Savarese, Chapekar and Palefsky, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 1,623,876 shares held by MEP IV; (ii) a fully exercisable warrant to purchase 324,775 shares held by MEP IV; (iii) 114,695 shares held by MA IV; and (iv) a fully exercisable warrant to purchase 22,939 shares held by MA IV.  MEP IV and MA IV also hold warrants to purchase 95,382 and 6,737 shares respectively, fully exercisable upon the earlier of (A) the event of a certain qualified financing transaction as set forth in the Securities Purchase Agreement dated as of October 28, 2008, attached as Exhibit A or (B) December 31, 2009.  MEM IV serves as the sole general partner of MEP IV and the manager of MA IV and owns no securities of the Issuer directly.  Savarese, Chapekar, Palefsky and Turner are directors and/or members of MEM IV with voting and dispositive powers over the shares held by MEP IV and MA IV; however, they disclaim beneficial ownership of the shares held by MEP IV and MA IV except to the extent of his pecuniary interests therein.

(3) This percentage is calculated based upon 24,930,943 shares of Common Stock outstanding (as of October 31, 2008) as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2008.

CUSIP No. 560879108

1.	Name of Reporting Persons Howard D. Palefsky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 2,086,285 (2)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 2,086,285 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,086,285 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 8.4% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by Montreux Equity Partners IV, L.P., a California limited partnership (“MEP IV”), Montreux IV Associates, LLC, a California limited liability company (“MA IV”), Montreux Equity Management IV, LLC, a California limited liability company (“MEM IV”) John Savarese M.D. (“Savarese”), Manish Chapekar (“Chapekar”), Howard D. Palefsky (“Palefsky”) and Daniel K. Turner III (“Turner” and together with MEP IV, MA IV and MEM IV, Savarese, Chapekar and Palefsky, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 1,623,876 shares held by MEP IV; (ii) a fully exercisable warrant to purchase 324,775 shares held by MEP IV; (iii) 114,695 shares held by MA IV; and (iv) a fully exercisable warrant to purchase 22,939 shares held by MA IV.  MEP IV and MA IV also hold warrants to purchase 95,382 and 6,737 shares respectively, fully exercisable upon the earlier of (A) the event of a certain qualified financing transaction as set forth in the Securities Purchase Agreement dated as of October 28, 2008, attached as Exhibit A or (B) December 31, 2009.  MEM IV serves as the sole general partner of MEP IV and the manager of MA IV and owns no securities of the Issuer directly.  Savarese, Chapekar, Palefsky and Turner are directors and/or members of MEM IV with voting and dispositive powers over the shares held by MEP IV and MA IV; however, they disclaim beneficial ownership of the shares held by MEP IV and MA IV except to the extent of his pecuniary interests therein.

(3) This percentage is calculated based upon 24,930,943 shares of Common Stock outstanding (as of October 31, 2008) as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2008.

CUSIP No. 560879108

1.	Name of Reporting Persons Manish Chapekar

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 2,086,285 (2)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 2,086,285 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,086,285 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 8.4% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by Montreux Equity Partners IV, L.P., a California limited partnership (“MEP IV”), Montreux IV Associates, LLC, a California limited liability company (“MA IV”), Montreux Equity Management IV, LLC, a California limited liability company (“MEM IV”) John Savarese M.D. (“Savarese”), Manish Chapekar (“Chapekar”), Howard D. Palefsky (“Palefsky”) and Daniel K. Turner III (“Turner” and together with MEP IV, MA IV and MEM IV, Savarese, Chapekar and Palefsky, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 1,623,876 shares held by MEP IV; (ii) a fully exercisable warrant to purchase 324,775 shares held by MEP IV; (iii) 114,695 shares held by MA IV; and (iv) a fully exercisable warrant to purchase 22,939 shares held by MA IV.  MEP IV and MA IV also hold warrants to purchase 95,382 and 6,737 shares respectively, fully exercisable upon the earlier of (A) the event of a certain qualified financing transaction as set forth in the Securities Purchase Agreement dated as of October 28, 2008, attached as Exhibit A or (B) December 31, 2009.  MEM IV serves as the sole general partner of MEP IV and the manager of MA IV and owns no securities of the Issuer directly.  Savarese, Chapekar, Palefsky and Turner are directors and/or members of MEM IV with voting and dispositive powers over the shares held by MEP IV and MA IV; however, they disclaim beneficial ownership of the shares held by MEP IV and MA IV except to the extent of his pecuniary interests therein.

(3) This percentage is calculated based upon 24,930,943 shares of Common Stock outstanding (as of October 31, 2008) as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2008.

CUSIP No. 560879108

1.	Name of Reporting Persons Daniel K. Turner, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 2,086,285 (2)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 2,086,285 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,086,285 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 8.4% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by Montreux Equity Partners IV, L.P., a California limited partnership (“MEP IV”), Montreux IV Associates, LLC, a California limited liability company (“MA IV”), Montreux Equity Management IV, LLC, a California limited liability company (“MEM IV”) John Savarese M.D. (“Savarese”), Manish Chapekar (“Chapekar”), Howard D. Palefsky (“Palefsky”) and Daniel K. Turner III (“Turner” and together with MEP IV, MA IV and MEM IV, Savarese, Chapekar and Palefsky, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 1,623,876 shares held by MEP IV; (ii) a fully exercisable warrant to purchase 324,775 shares held by MEP IV; (iii) 114,695 shares held by MA IV; and (iv) a fully exercisable warrant to purchase 22,939 shares held by MA IV.  MEP IV and MA IV also hold warrants to purchase 95,382 and 6,737 shares respectively, fully exercisable upon the earlier of (A) the event of a certain qualified financing transaction as set forth in the Securities Purchase Agreement dated as of October 28, 2008, attached as Exhibit A or (B) December 31, 2009.  MEM IV serves as the sole general partner of MEP IV and the manager of MA IV and owns no securities of the Issuer directly.  Savarese, Chapekar, Palefsky and Turner are directors and/or members of MEM IV with voting and dispositive powers over the shares held by MEP IV and MA IV; however, they disclaim beneficial ownership of the shares held by MEP IV and MA IV except to the extent of his pecuniary interests therein.

(3) This percentage is calculated based upon 24,930,943 shares of Common Stock outstanding (as of October 31, 2008) as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2008.

Item 1.	Security and Issuer.

(a)   This Statement on Schedule 13D is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.001 per share (“Common Stock”), of MAKO Surgical Corp. (the “Issuer”).

(b)   The principal executive office of the Issuer is located at 2555 Davie Road, Fort Lauderdale, Florida 33317.

Item 2.	Identity and Background.

(a)   This Schedule 13D is filed by Montreux Equity Partners IV, L.P., a California limited partnership (“MEP IV”), Montreux IV Associates, LLC, a California limited liability company (“MA IV”), Montreux Equity Management IV, LLC, a California limited liability company (“MEM IV”) John Savarese M.D. (“Savarese”), Manish Chapekar (“Chapekar”), Howard D. Palefsky (“Palefsky”) and Daniel K. Turner III (“Turner” and together with MEP IV, MA IV and MEM IV, Savarese, Chapekar and Palefsky, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)   The address of the principal place of business of the Reporting Persons is 3000 Sand Hill Road, Building 1, Suite 260, Menlo Park, California 94025.

(c)   The principal business of the Reporting Persons is venture capital investment.

(d)   During the last five years, none of the Listed Persons (as defined below), to the knowledge of the Reporting Persons, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the last five years, none of the Listed Persons (as defined below), to the knowledge of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    MEP IV is a California limited partnership.  MA IV is a California limited liability company.  MEM IV is a California limited liability company.  Savarese is a citizen of the United States of America.  Chapekar is a citizen of the United States of America.  Palefsky is a citizen of the United States of America.  Turner is a citizen of the United States of America.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling MEM IV, the general partner of MEP IV and manager of MA IV (the “Listed Persons”), required by Item 2 of Schedule 13D is listed on Schedule I hereto and is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration.

1,623,876 shares of Common Stock were purchased by MEP IV for an aggregate consideration of $10,068,031.20 of its working capital.  A fully exercisable warrant to purchase 324,775 shares of Common Stock was purchased by MEP IV for an aggregate consideration of $40,596.90 of its working capital.  A warrant to purchase 95,382 shares held by MEP IV exercisable after the earlier of (i) the event of a certain qualified financing transaction as set forth in the Securities Purchase Agreement dated as of October 28, 2008, attached as Exhibit A or (ii) December 31, 2009 were purchased by MEP IV for an aggregate consideration of $11,922.73 of its working capital.

MEP IV received the funds through contributions of capital from its respective partners (general and limited).  No part of any purchase by the aforementioned entities was financed with borrowed funds.

114,695 shares of Common Stock were purchased by MA IV for an aggregate consideration of $711,109 of its working capital.  A fully exercisable warrant to purchase 22,939 shares of Common Stock was purchased by MA IV for an aggregate consideration of $2,867.38 of its working capital.  A warrant to purchase 6,737 shares held by MA IV exercisable after the earlier of (i) the event of a certain qualified financing transaction as set forth in the Securities Purchase Agreement dated as of October 28, 2008, attached as Exhibit A or (ii) December 31, 2009 were purchased by MA IV for an aggregate consideration of $842.11 of its working capital.

MA IV received the funds through contributions of capital from its respective members. No part of any purchase by the aforementioned entities was financed with borrowed funds.

Item 4.	Purpose of Transaction.

MEP IV and MA IV agreed to purchase the securities for investment purposes with the aim of increasing the value of their investments in the Issuer.

On October 28, 2008, MEP IV entered into that certain Securities Purchase Agreement (the “Offering”) to purchase 1,623,876 shares of Common Stock of the Issuer, at a price of $6.20 per share (the “Common Shares”).   In connection therewith, MEP IV received a warrant to purchase an aggregate of 324,775 shares of Common Stock of the Issuer (the “First Closing Warrant”) and a warrant to purchase an aggregate of 95,382 shares of Common Stock (the “Call Warrant”).  The First Closing Warrant has a term of seven years, expiring October 28, 2015.  The exercise price under the First Closing Warrant is $7.44 per share.  The First Closing Warrant may be exercised any day on or after one hundred and eighty days (180) from October 28, 2008 and prior to the expiration of its term by payment of the per share exercise price either in cash or by cashless or net exercise of the First Closing Warrant.  The applicable per share purchase price and the number of shares issuable upon exercise of the First Closing Warrant is subject to adjustment for the occurrence of certain events, including stock dividends and split-ups, combinations, reorganizations and reclassifications.  The Call Warrant has a term of seven years from the date the Call Warrant becomes exercisable.  The exercise price under the Call Warrant is $6.20 per share.  The Call Warrant may be exercised after the earlier of (i) the event of a certain qualified financing transaction as set forth in the Securities Purchase Agreement dated as of October 28, 2008, attached as Exhibit A or (ii) December 31, 2009 and prior to the expiration of its term by payment of the per share exercise price either in cash or by cashless or net exercise of the Call Warrant.

In connection with the Offering, MEP IV has provided the Issuer with a call right whereby the issuer may, subject to the satisfaction of certain conditions (the “Call Right”), require MEP IV to purchase, prior to December 31, 2009, (i) $5,913,675.18 worth of Common Stock with a purchase price of the lower of (A) $6.20 per share or (B) the five day volume weighted average price of the Issuer’s Common Stock on the primary exchange or quotation system on which the Common Stock is then listed or quoted for the period ending on the date immediately prior to the closing date of the transaction associated with the exercise of the Issuer’s call right; and (ii) an additional warrant to purchase shares of Common Stock of either 15% or 40% of the sum of the Common Stock shares purchased in the Offering and those purchased in connection with the Call Right depending on whether the Issuer meets certain conditions set forth in the Offering.

On October 28, 2008, MA IV entered into that certain Securities Purchase Agreement (the “Offering”) to purchase 114,695 shares of Common Stock of the Issuer, at a price of $6.20 per share (the “Common Shares”).   In connection therewith, MA IV received a warrant to purchase an aggregate of 22,939 shares of Common Stock of the Issuer (the “First Closing Warrant”) and a warrant to purchase an aggregate of 6,737 shares of Common Stock (the “Call Warrant”).  The First Closing Warrant has a term of seven years, expiring October 28, 2015.  The exercise price under the First Closing Warrant is $7.44 per share.  The First Closing Warrant may be exercised any day on or after one hundred and eighty days (180) from October 28, 2008 and prior to the expiration of its term by payment of the per share exercise price either in cash or by cashless or net exercise of the First Closing Warrant.  The applicable per share purchase price and the number of shares issuable upon exercise of the First Closing Warrant is subject to adjustment for the occurrence of certain events, including stock dividends and split-ups, combinations, reorganizations and reclassifications.  The Call Warrant has a term of seven years from the date the Call Warrant becomes exercisable.  The exercise price under the Call Warrant is $6.20 per share.  The Call Warrant may be exercised after the earlier of (i) the event of a certain qualified financing transaction as set forth in the Securities Purchase Agreement dated as of October 28, 2008, attached as Exhibit A or (ii) December 31, 2009 and prior to the expiration of its term by payment of the per share exercise price either in cash or by cashless or net exercise of the Call Warrant.

In connection with the Offering, MA IV has provided the Issuer with a call right whereby the issuer may, subject to the satisfaction of certain conditions (the “Call Right”), require MA IV to purchase, prior to December 31, 2009, (i) $417,685.76 worth of Common Stock with a purchase price of the lower of (A) $6.20 per share or (B) the five day volume weighted average price of the Issuer’s Common Stock on the primary exchange or quotation system on which the Common Stock is then listed or quoted for the period ending on the date immediately prior to the closing date of the transaction associated with the exercise of the Issuer’s call right; and (ii) an additional warrant to purchase shares of Common Stock of either 15% or 40% of the sum of the Common Stock shares purchased in the Offering and those purchased in connection with the Call Right depending on whether the Issuer meets certain conditions set forth in the Offering.

In connection with the Offering, the Issuer increased the number of members of the Board of Directors of the Company (the “Board”) to ten (10).  Additionally, so long as MEP IV and MA IV or their affiliated entities hold at least 25% of the 1,738,571 Common Shares they purchased collectively in the Offering, they shall be entitled to appoint one (1) representative to the Board.  John Savarese has been initially appointed to this Board position.

Subject to applicable legal requirements, the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions.  In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time.  The Reporting Persons reserve the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer.
The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on this Schedule 13D is provided as of February 23, 2009:

Reporting Persons	Shares Held Directly	First Closing Warrants Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (2)

MEP IV	1,623,876	324,775	0	2,086,825	0	2,086,825	2,086,825	8.4%

MA IV	114,695	22,939	0	2,086,825	0	2,086,825	2,086,825	8.4%

MEM IV	0	0	0	2,086,825	0	2,086,825	2,086,825	8.4%

Savarese	0	0	0	2,086,825	0	2,086,825	2,086,825	8.4%

Chapekar	0	0	0	2,086,825	0	2,086,825	2,086,825	8.4%

Palefsky	0	0	0	2,086,825	0	2,086,825	2,086,825	8.4%

Turner	0	0	0	2,086,825	0	2,086,825	2,086,825	8.4%

(1) MEM IV serves as the sole general partner of MEP IV and the manager of MA IV.  MEM IV owns no securities of the Issuer directly and shares power to vote and dispose of the shares held by MEP IV.  Savarese, Chapekar, Palefsky and Turner serve as managers of MEM IV and may be deemed to share power to vote and dispose of the shares held by MEP IV and MA IV; however, Savarese, Chapekar, Palefsky and Turner disclaim beneficial ownership of the shares held by MEP IV, except to the extent of their pecuniary interests therein.

(2) This percentage is calculated based upon 24,930,943 shares of Common Stock outstanding (as of October 31, 2008) as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2008.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:  Securities Purchase Agreement dated October 28, 2008, by and among the Issuer, Montreux Equity Partners IV, L.P., Montreux IV Associates, LLC, Skyline Venture Partners V, L.P., and Alta Partners VIII L.P.  (Incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed on October 29, 2008 (SEC File No. 001-33966)).

Exhibit B:  Form of Warrant issued to MEP IV and MA IV in connection with the Offering (Incorporated by reference to Exhibit 4.2 to the Issuer’s Form 8-K filed on October 29, 2008 (SEC File No. 001-33966)).

Exhibit C:  Form of Call Warrant issued to MEP IV and MA IV in connection with the Offering (Incorporated by reference to Exhibit 4.3 to the Issuer’s Form 8-K filed on October 29, 2008 (SEC File No. 001-33966)).

Exhibit D:  Form of Second Closing Warrant to be issued to MEP IV and MA IV in connection with the Call Right (Incorporated by reference to Exhibit 4.4 to the Issuer’s Form 8-K filed on October 29, 2008 (SEC File No. 001-33966)).

Exhibit E:  Form of Call Exercise Warrant to be issued to MEP IV and MA IV in connection with the Call Right (Incorporated by reference to Exhibit 4.5 to the Issuer’s Form 8-K filed on October 29, 2008 (SEC File No. 001-33966)).

Exhibit F:  Agreement regarding filing of joint Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2009

MONTREUX EQUITY PARTNERS IV, L.P.

By:	Montreux Equity Management IV, LLC
Its:	General Partner

By:	/s/ Daniel K. Turner III

Name:	Daniel K. Turner III
Manager

MONTREUX IV ASSOCIATES, LLC.

By:	Montreux Equity Management IV, LLC
Its:	Manager

By:	/s/ Daniel K. Turner III

Name:	Daniel K. Turner III
Manager

MONTREUX EQUITY MANAGEMENT IV, LLC

By:	/s/ Daniel K. Turner III

Name:	Daniel K. Turner III
Manager

/s/ John Savarese
John Savarese

/s/ Manish Chapekar
Manish Chapekar

/s/ Howard D. Palefsky
Howard D. Palefsky

/s/ Daniel K. Turner III
Daniel K. Turner III

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION:
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SCHEDULE I

John Savarese

c/o Montreux Ventures Partners

3000 Sand Hill Road

Building 1, Suite 260

Menlo Park, CA 94025-7073

Principal Occupation:  Principal of venture capital investment partnerships

Citizenship:  United States of America

Manish Chapekar

c/o Montreux Ventures Partners

3000 Sand Hill Road

Building 1, Suite 260

Menlo Park, CA 94025-7073

Principal Occupation:  Principal of venture capital investment partnerships

Citizenship:  United States of America

Howard D. Palefsky

c/o Montreux Ventures Partners

3000 Sand Hill Road

Building 1, Suite 260

Menlo Park, CA 94025-7073

Principal Occupation:  Principal of venture capital investment partnerships

Citizenship:  United States of America

Daniel K. Turner III

c/o Montreux Ventures Partners

3000 Sand Hill Road

Building 1, Suite 260

Menlo Park, CA 94025-7073

Principal Occupation:  Principal of venture capital investment partnerships

Citizenship:  United States of America

EXHIBIT INDEX

Exhibit A:  Securities Purchase Agreement dated October 28, 2008, by and among the Issuer, Montreux Equity Partners IV, L.P., Montreux IV Associates, LLC, Skyline Venture Partners V, L.P., and Alta Partners VIII L.P.  (Incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed on October 29, 2008 (SEC File No. 001-33966)).

Exhibit B:  Form of Warrant issued to MEP IV and MA IV in connection with the Offering (Incorporated by reference to Exhibit 4.2 to the Issuer’s Form 8-K filed on October 29, 2008 (SEC File No. 001-33966)).

Exhibit C:  Form of Call Warrant issued to MEP IV and MA IV in connection with the Offering (Incorporated by reference to Exhibit 4.3 to the Issuer’s Form 8-K filed on October 29, 2008 (SEC File No. 001-33966)).

Exhibit D:  Form of Second Closing Warrant to be issued to MEP IV and MA IV in connection with the Call Right (Incorporated by reference to Exhibit 4.4 to the Issuer’s Form 8-K filed on October 29, 2008 (SEC File No. 001-33966)).

Exhibit E:  Form of Call Exercise Warrant to be issued to MEP IV and MA IV in connection with the Call Right (Incorporated by reference to Exhibit 4.5 to the Issuer’s Form 8-K filed on October 29, 2008 (SEC File No. 001-33966)).

Exhibit F:  Agreement regarding filing of joint Schedule 13D.

Exhibit F

JOINT FILING STATEMENT

I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the common stock of MAKO Surgical Corporation is filed on behalf of each of the undersigned.

Dated: February 24, 2009

MONTREUX EQUITY PARTNERS IV, L.P.

By:	Montreux Equity Management IV, LLC
Its:	General Partner

By:	/s/ Daniel K. Turner III

Name:	Daniel K. Turner III
Manager

MONTREUX IV ASSOCIATES, LLC.

By:	Montreux Equity Management IV, LLC
Its:	Manager

By:	/s/ Daniel K. Turner III

Name:	Daniel K. Turner III
Manager

MONTREUX EQUITY MANAGEMENT IV, LLC

By:	/s/ Daniel K. Turner III

Name:	Daniel K. Turner III
Manager

/s/ John Svarese
John Savarese

/s/ Manish Chapekar
Manish Chapekar

/s/ Howard D. Palefsky
Howard D. Palefsky

/s/ Daniel K. Turner III
Daniel K. Turner III

ATTENTION:
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)